Mail Stop 3-9								January 12, 2005


Mr. David Parker
Chief Executive Officer
eRXSYS, Inc.
18662 MacArthur Blvd. #200-15
Irvine, CA 92162

Re:	eRXSYS, Inc.
	Registration Statement on Form SB-2
      Filed December 15, 2004
	File Number 333-121288

Dear Mr. Parker:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   General
1. Please revise the financial information to include the one month transition period ended December 31, 2003.
2. Please ensure to include a currently-dated consent of the independent accountants in the amended version of this filing, accordance with Rule 302 of Regulation S-T. Additionally, please be mindful of the requirements to update your financial statements and related disclosures in accordance with Rule 310(g) of Regulation S-B.

   Registration Statement Cover Page
3. You should calculate the fee for the registration of the shares underlying the warrants using the $.60 exercise price. Please revise.

   Prospectus Cover Page

4. Please disclose your stock trading symbol on the cover page. Summary Information, page 4
5. To make the disclosure more complete, balanced and specific, you should state in this subsection that the company:
* has curtailed its development of new pharmacies for 60 to 90 days;
* has a working capital deficit;
* needs to raise additional cash to continue its operations; and
* auditors have raised substantial doubt that the Company will have the ability to continue as a going concern.
6. Please clarify that the four pharmacies you list at the bottom of the page are not fully owned by you.
Risk Factors, page 6
7. Please delete the references to your current and periodic reports.
All material information regarding the offering and your company must be included in this prospectus.
8. You state, "The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our business, financial condition, and operating results." Please expand the disclosure to describe the material risks to investors and delete these two sentences.
If we do not obtain additional financing, our business will fail, page 6
9. You state that your business plan calls for different types of ongoing expenses and that cash on hand will be sufficient until December 31, 2004. Please state how much these expenses are currently anticipated to be and how you are continuing operations, given that 2004 is over and you have not raised additional funds.
10. Create a new risk following this one regarding your inability to raise additional funds, and explain to potential investors that they could and likely will suffer significant dilution if you are in fact able to raise additional money.

Because we have only recently commenced business operations, we expect to incur operating losses for the foreseeable future, page 6
11. You should state here that none of your pharmacies is currently or has ever been cash flow positive.
12. Quantify your current deficit here, define what that term means, and explain how it differs from profitability.
If we are unable to generate significant revenues from our operations, our business will fail, page 7
13. This risk factor is very generic, in that it could apply to any start-up or early-stage company. Please explain in more detail and quantify this risk.
Because our auditor has raised substantial doubt about our ability to continue as a going concern, our business has a high risk of failure, page 7
14. Explain in this risk factor what it means to have been issued a going concern opinion and why the risk to investors is significant.
If we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively and execute our business plan, page 7
15. Please state whether or not you have "key man" or similar insurance policies on Messrs. Parker and LaSota. Please disclose whether or not you have employment agreements with your key personnel.
We will not be able to compete effectively if we are unable to attract, hire and retain qualified pharmacists, page 8
16. Please describe any problems you have had recruiting pharmacists in the past.
17. State the current number pharmacists you employ.
If we are unable to successfully manage growth, our business and operating results could be harmed, page 8
18. This risk factor is very generic and may not apply to your company at all given that you have curtailed your development plans.
Please explain in more detail and quantify this risk or delete this risk factor.


If competition increases, our ability to attract and retain customers or expand our business could be impaired, page 8
19. Please explain in this risk factor why the competition in your industry is intense and describe the key competitive factors. Are there low barriers to entry?
20. Please name the companies which are your most direct competitors and describe the risk that you may not compete with those companies effectively.
If we have difficulty adapting our service to accommodate any concerns of physicians and technological advances, our business could be harmed, page 9
21. You state that your business plan calls for you to continually assess the technology you utilize and improve your efficiency by continuously evaluating and implementing the most user-friendly technology. In MD&A, discuss the associated costs the affect this could have on liquidity.

	Because we are dependent on one drug vendor to supply 94% of our inventory, there is an
	Increased risk that our business could be harmed if our relationship with this vendor is
	terminated, page 10

The use of "either" in the second line of the risk factor discussion suggests you have only two vendors for your entire inventory. Please revise to clarify.
Selling Security Holders, page 14
22. Please identify the person or persons who have voting or investment control over the securities that the various selling-stockholder entities own.
23. We note that selling security holders may distribute shares to their partners. Please revise your disclosure to confirm that these unidentified selling security holders will be identified in pre-effective or post-effective amendment(s) or prospectus supplement(s), as applicable. Normally, absent circumstances indicating that the change is material, revisions in identified security holders may be reflected by the filing of a Rule 424 (b) prospectus supplement describing the change and setting forth the information required by
Item 507 of Regulation S-K. Of course, this assumes the change does not involve increasing the number of shares or dollar amount registered, or include securities from a transaction other than the one to which the original filing related. Please note that the ability to reflect changes in selling security holders by Rule 424 does not permit the names of known selling security holders to be omitted from the original filing.
24. We note that some of the selling security holders may be broker-dealers. If these entities obtained these securities other than as compensation for underwriting services, then they will be deemed to be underwriters under the Securities Act. In that case, please revise your disclosure to include any such parties as underwriters in the "plan of distribution" section and other sections of the prospectus as appropriate.
25. If any of the selling security holders are affiliates of broker-dealers, they should be so identified. In addition, please revise your disclosure to include the following representations:
* The selling security holder purchased in the ordinary course of business; and
* At the time of the purchase, the selling security holder had no agreements or understanding to distribute the securities.
If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller is an underwriter.
Legal Proceedings, page 19
26. We note your dispute with the former employee that is being litigated in the California Superior Court. Please disclose the amount of the relief being sought, including the amount of "additional compensation and stock issuances."
Directors, Executive Officers..., page 20
27. In Mr. Parker`s biography, please state the various types of "consulting" he did during the mentioned periods. Also, please briefly describe the business of RxSystems.
28. Please provide the disclosure required by Item 401 of Regulation
S-B concerning Dr. Carroll, specifically what he has done for the past five years.
Interests of Named Experts and Counsel, pages 25-26
29. Please revise this discussion to reference your former accountants and the reliance on their report.
Description of Business, page 26
30. Please file the license agreement with Safescripts as an exhibit to the registration statement and disclose the total amount that is due currently under that agreement.
31. Please file the agreements with TPG and TAPG as exhibits to the registration statement. You should also file the assignment/agreements with RxSystems and related agreements with Mr.
Parker.
32. You state the amounts that your joint venture partners contributed to build out the various pharmacies you mention. Disclose how much the company contributed to the building of these pharmacies.
33. Provide support for your assertion that a growing number of pharmacies refuse to stock or dispense prescription narcotics.
34. Please expand the discussion to provide additional information concerning your business operations. For example, how do physicians participate? Are there specific costs and fees and, if so, how are these expenses allocated? Is specific equipment required? Is specific software required? How many physicians currently participate? Has the level of physician participation increased and, if so, quantify the increase.

   Principle Suppliers, page 30
35. You state that you "currently purchase 94% of our inventory of prescription drugs from one wholesale drug vendor." This statement appears to contradict what you disclose on page F-11. Please clarify to which period the discussion of 94% relates.
Market for our Products and Services, page 30
36. Please disclose the number of physicians to whom you have supplied e-scripting technology who have used the technology to write prescriptions in the last 90 days.
37. Disclose whether or not and how you generate revenue from these physicians. Do they pay you to use the technology? Do you pay them?
Competition, page 30
38. In the first complete paragraph on page 31, you state your pharmacies "exclusively dispense pharmaceutical products to patients who require medication for chronic pain management..." The discussion in the summary on page 4 indicates you specialize in pain medication and that you do not keep non-prescription drugs in inventory. Please clarify whether and the extent to which you fill prescriptions that are unrelated to chronic pain management. Existing and Probable Government Regulation, page 32
39. Much of this discussion is generic, in that it could apply to any company in your industry. Please make the disclosure more specific to your company.
40. Please state whether or not you are currently in compliance with each of the laws, rules and regulations you mention in this section.
Also, describe any incidence of noncompliance over the past three years.
OBRA 1990, page 35
41. We note your reference to California Senate Bill #151. Please tell us supplementally whether the bill specifically provides that the generation of a hard copy of an electronic prescription by the pharmacy satisfies the requirement that Class 2 substances can be dispensed only against a hard copy prescription. The language could be interpreted to require a hard copy from the physician prior to dispensing the medication.

   Employees, page 36
42. Formulate meaningfully titled employee functional categories, such as sales and marketing, administrative, etc., and disclose how many of your employees work in each of these categories.

   Plan of Operation, page 36
43. You state that it is the board of director`s and executive management`s belief that all four of your stores are currently not operating at their full potential. Please explain why this is the case. Is it because of poor physician adoption of your technology?
Pricing?  Please expand the disclosure to explain.
44. Please expand the risk factors section to discuss the risks associated with your evaluation and restructuring period. In this new risk factor, you should mention that you may have to close some of the existing pharmacy locations. You should also mention the time gap between inventory replenishing and accounts receivable collection and explain that how this could negatively affect your liquidity, financial condition and increase your losses and impede revenue generation going forward.
45. Where you compare the results of operations from one period to another, you should more specifically reference the factors that contributed to the change from period to period. For example, rather than merely stating that sales increased, discuss the reasons for the increases. Revise the discussion to include the reasons the various line items of your financial statements changed and better explain the reasons for the changes from period to period. Also, identify any known trends. This comment also applies to future filings which contain MD&A.
46. Please revise this discussion to include a comparative discussion for the three and nine months ended September 30, 2004 and 2003. Also revise the discussion to include a discussion of the two latest fiscal years. Refer to Item 303(b) (1) and (2) of Regulation S-B.
47. We note your present locations and locations for your next four pharmacies. Please expand the discussion to explain the need and purpose of your regional office in Texas where you have no present or planned activities. We may have additional comments.
48. Please expand the discussion concerning the Medi-Cal application process to indicate when your application(s) was submitted, the approximate length of time required to complete the process, and your current stage in the application approval process.
49. Please expand the discussion to indicate when specifically CalOptima placed the moratorium on additional suppliers in Orange County.


Liquidity and Capital Resources, page 40
50. Please expand your discussion to address material changes in the underlying drivers including the specific inflows and outflows generated, rather than merely describing items identified on the face of the statement of cash flows. Consistent with Section IV of Financial Reporting Release 72, your discussion should focus on the primary drivers of and other material factors necessary to an understanding of the company`s cash flows and the indicative value of historical cash flows. Where there has been material variability in historical cash flows, focus on the underlying reasons for the changes, as well as on the reasonably likely impact on future cash flows and cash management decisions.

   Critical Accounting Policies, pages 41-43
51. Please note that Critical Accounting Polices should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. Please revise your critical accounting policies to disclose the uncertainties involved in applying the principle and discuss the variability that is reasonably likely to result from the application. See Release 33-
8350.
Summary Compensation Table, page 48
52. The summary compensation table should disclose executive compensation for the last completed fiscal year. See Item 402(b) of
Regulation S-B.  Please revise the table accordingly.

   Financial Statements - November 30, 2003

   Independent Auditors` Reports, pages F-2 - F-3
53. Please revise the audit reports to make reference to the standards of the Public Company Oversight Board of the United States as the basis for the audits performed as the reports have been reissued subsequent to the issuance of PCAOB Auditing Standard No. 1.

   Statement of Cash Flows, pg. F-7
54. Please revise your statement of cash flows to ensure that your ending cash balance on November 30, 2002 agrees to your beginning cash balance on December 1, 2002.
55. It is unclear based on the information provided exactly what the caption "Minority interest" represents. Please revise this caption to include a more detailed description that allows investors to clearly understand what these amounts represent.


   Notes to Financial Statements

   1. Organization

   Organization and Nature of Operations, page F-8

56. Please revise your disclosure to include a more robust discussion of the reasons for consolidating these joint ventures. At a minimum include the following information:

   a) Explain the basis under GAAP for consolidating the joint venture.
   b) Elaborate in detail on the rights of the minority owner. Please disclose if the minority owners have substantive rights under the agreements or under law that may preclude consolidation of this entity. Include any references to the applicable authoritative literature upon which management relied to us in the response.

2. Summary of Significant Accounting Policies

Inventory, page F-13
57. It appears that inventory is significant amount of your total assets. As such, please advise us, and disclose in your filing, what
Management`s policy is in regards to slow-moving and obsolete inventory. In particular, please address the recoverability of recorded amounts of inventory in light of your history of minimal sales.

Intangible Assets, page F-15
58. Please revise this disclosure to include all of the applicable disclosures required by paragraphs 44 and 45 of SFAS 142, i.e.
useful
life determination, accumulated amortization and amortization expense for the periods presented, etc.

Revenue Recognition, page F-15
59. It is unclear exactly why the company feels that the cash method is the most appropriate revenue recognition method related to its operations. Please clarify to us and revise the revenue recognition disclosure to explain why the receipt of cash is the most appropriate point in time wherein the earnings process is complete. Please formulate this response to specifically address how the revenue recognized and deferred meets all four criteria in SAB 104 in the response. Specifically explain why the company is unable to determine the adjustment for sales returns and the contractual allowance when it appears that the information should be known based on the payment agreements with the various insurance and governmental entities.


4. Intangible Assets, page F-21
60. Please clarify in this disclosure how management determined the fair value assigned to the stock that the company issued to settle a portion of the debt.
61. Please explain to us and disclose the business reasons for paying
$3.0 million for license rights that were apparently valued at $0.

6. Notes Payable to Related Party and Stockholders, page F-22

62. Refer your disclosure of $370,000 note payable related to the acquisition of the license ("Note B"). You state that the monthly installment payments are scheduled to begin in January 2004. Please clarify in the disclosures on page 44 and page F-44 the timing of the repayment of this note.

7.  Income Taxes, pagers F-23 - F-24
63. We note that the company only presents one deferred tax asset, "Net Operating Losses," that is fully reserved. Please explain to us why the company does not have any other tax assets or liabilities.

12. Significant Fourth Quarter Adjustments, page F-29
64. Please explain to us the reason and support under GAAP for reversing all of the amortization related to the intangible asset.

Financial Statements - September 30, 2004

Condensed Consolidated Statements of Cash Flows, pg. F-34
65. We note that depreciation and amortization of property and equipment for the nine months ended September 30, 2003 was $82,368.
However, for the year ended November 30, 2003, you disclose that depreciation and amortization for the year of $4,022. Please provide to us a reconciliation of the amounts or revise accordingly.

Notes to Condensed Consolidated Financial Statements

2.  Summary of Significant Accounting Policies

Basic and Diluted Loss per Common Share, page F-41
66. You make the assertion here that "there were no dilutive potential common shares" at the dates presented. This appears to contradict the disclosures elsewhere that seem to indicate that the company issued warrants and options that would b potentially dilutive. Please revise or advise.

3. Intangible Assets, page F-43
67. Please provide to us a more detailed discussion related to the appropriateness of the timing of the impairment of this intangible asset. Include specifically when each of the items described as contributing factors was identified.

5.  Equity Transactions, pages F-44 - F-45
68. Please include a discussion of the issuance of common stock and warrants in a private placement that are being registered.
Include a
discussion of the important terms of the warrants such as the call option described on page 25 in this discussion.

Changes in and Disagreements with Accountants, page 51
69. Please revise this disclosure to include all of the information required by Item 304 of Regulation S-B.

Item 26.  Recent Sales of Unregistered Securities, pages 53-55
70. Please clarify in the instances where warrants were issued in connection with restricted shares the amount of compensation recorded related to the warrant issuances. Further consider the need to include a discussion of each of these issuances in the notes to the interim financial statements as it appears that only certain issuances are discussed there.
71. For each transaction mentioned, disclose the number of purchasers and whether or not they were accredited or unaccredited.
   Signatures
72. Please have your principal accounting officer or controller sign each amendment to the registration statement and note who that person is.


*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Tabatha Akins at (202) 824-5547 or James
Atkinson at (202) 942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Reedich at (202) 942-1815 or me at (202) 942-1840 with any other questions.



      Sincerely,



      Jeffrey Riedler
      Assistant Director


cc:	Chad Wiener
	Cane & Associates
	3273 E. Warm Springs Road
	Las Vegas, NV 89120
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